Exhibit 99.1

NOTICE OF OUR ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, MAY 10, 2024

You are entitled to vote by proxy.

You are invited to our 2024 annual and special meeting of shareholders:

When	Friday, May 10, 2024 10:00 a.m. MDT

Where	Live audio webcast at meetnow.global/M5XYVLA

Your vote matters	If you held Crescent Point common shares on March 28, 2024, you are entitled to receive notice of, attend and vote at this meeting.

The business of the meeting is to:

1.	receive and consider the financial statements for the year ended December 31, 2023, together with the auditor's report;
2.	fix the number of directors to be elected at the meeting at nine;
3.	elect directors for the coming year or until their successors are duly elected or appointed;
4.	appoint the auditors for the coming year and to authorize the Board of Directors to fix their remuneration for 2024;
5.	adopt an advisory resolution accepting our approach to executive compensation;
6.	approve an amendment to the company's articles to change its name to Veren Inc.; and

7.	transact other business as may properly be brought forward.

The meeting will be conducted in a virtual-only format. Registered shareholders, and duly appointed proxyholders, will have the opportunity to participate in the meeting by way of a live webcast. This webcast will allow registered shareholders to participate, ask questions and vote at the meeting through an online portal. Accordingly, if you are a registered shareholder, you may choose to participate via the live webcast of the meeting through the online portal at meetnow.global/M5XYVLA. Non-registered (or beneficial) shareholders may also listen to a live webcast of the meeting through meetnow.global/M5XYVLA, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

You can access our 2023 financial statements, other documents and information online:

www.crescentpointenergy.com	www.sedarplus.ca (SEDAR+)	www.sec.gov/edgar (EDGAR)

By order of the Board of Directors,

Craig Bryksa

Director, President and Chief Executive Officer

Calgary, Alberta

March 28, 2024

Crescent Point Energy Corp.   |  2024   |   Information Circular – Proxy Statement   |  2